Exhibit 99.4

TransAlta Corporation 110-12th Avenue S.W. Box 1900,Station “M” Calgary Alberta T2P 2M1 (403)267-7110 www.transalta.com

March 20, 2008

Dear Fellow Shareholder:

We are very pleased to report to you that 2007 was one of the strongest years in TransAlta’s 100-year history.

We look forward to discussing your company’s performance and our outlook for the future at this year’s annual shareholder meeting, which will be held at 5:00 pm (local time) on April 22, 2008 at the Westin Hotel in Edmonton, Alberta.

As you may be aware, on December 10, 2007, TransAlta received four shareholder proposals from Luminus Management LLC, a New York-based fund, for inclusion in the company’s 2008 management proxy circular. On March 18, 2008, Luminus announced that it had unilaterally and voluntarily withdrawn all of its proposals, including its minority slate of director nominations.

We believe that the withdrawal by Luminus of its proposals is a clear reflection of the success of TransAlta’s long-stated business strategy and the wisdom of the company’s commitment to maintaining financial strength and discipline. The value of this strategy has never been more apparent than in the face of recent turbulence in the global capital markets and the regulatory and environmental challenges facing our industry.

In light of the attention paid in recent months to our approach to value creation, we thought it would be beneficial to share with you our strategy in greater detail.

TransAlta – An Effective and Proven Strategy for Creating Sustainable Shareholder Value

TransAlta has an effective and proven business strategy for growing earnings and cash flow and delivering shareholder value in the short, medium and long-term. Based on maintaining a low to moderate risk profile, this strategy is designed to create sustainable shareholder value by striking an effective balance between capital investment, dividend payments and share repurchases, as well as by evaluating opportunities to optimize its portfolio of assets.

The success of this strategy is evident in TransAlta’s financial and operational results and recent strategic actions. In January 2008, the company reported record annual and fourth quarter results and announced an 8% dividend increase. In February 2008, TransAlta announced a new 66 megawatt (MW) wind project in southern Alberta, and the divestiture of its Mexico business. The announced divestiture of the Mexico business followed a strategic review in November 2006, which concluded that the company needed to grow its asset base or exit the Mexican market.

For the 10-year period ended December 31, 2007, TransAlta has generated cumulative total shareholder returns of 140 per cent, including returning more than $2 billion to shareholders in the form of dividends.

As indicated in the following chart, these returns are consistent with those of the company’s Canadian peers and far exceed returns from indices of U.S. power generators and U.S. merchant independent power producers (IPPs).

Cumulative Comparative 10 year TSR
TransAlta Vs. Canadian power companies, U.S.hybrid power companies and U.S. IPP merchants

Source: FactSet

With a strong balance sheet and growth projects under development, TransAlta is well-positioned to continue delivering consistent, sustainable value to shareholders in the years ahead.

Key Principles

TransAlta has a long track record of consistently delivering strong shareholder returns. These returns have been, and continue to be, driven by the commitment of the Board and management to the execution of an effective and focused business strategy that incorporates the following key principles:

Operational Expertise – TransAlta’s success is primarily driven by its ability to effectively and efficiently operate its power generation assets. TransAlta has extensive knowledge of its markets and customers and has shown an ability to maintain reliable service and optimize contracts to continually generate higher gross margins and reduce the volatility of earnings and cash flow. TransAlta is also an environmental leader in its field, which will be essential for long-term success in an industry about to undergo significant technological and market changes driven by increasingly stringent environmental standards.

Low to Moderate Risk Profile – TransAlta is committed to maintaining a low to moderate risk profile, which it believes is critical to TransAlta’s long-term success. The Board believes that this profile is achieved by continually optimizing the company’s portfolio of assets to ensure diversification of risk through a mix of contractual pricing terms, geographic markets and fuel types. An overall framework of financial discipline is applied to ensure that any new investments meet risk and return targets.

Prices are managed and secured through a mix of contractual arrangements that include long-term government mandated power purchase arrangements (PPAs), long-term customer power purchase agreements for specific plants, and medium and short-term market-based financial and physical contracts. Contracted prices are optimized across the entire portfolio to take advantage of risk diversification in various markets and fuels. At any given time, approximately 70 per cent of prices across the fleet are contracted with long-term customer contracts and long-term government-backed PPAs.

On a go-forward basis, TransAlta actively manages the mix of prices for the current portfolio by developing specific hedging strategies. Generally, in the forward 12-month period, a variety of mechanisms are used to hedge over 90 per cent of the pricing risk in the overall portfolio. In the forward five-year period, hedging strategies are designed to increase flexibility in the later years to ensure market conditions and costs are accounted for adequately.

Any given growth project, provided it exceeds pre-determined return thresholds, can be funded on either a merchant basis or fully contracted over the life of the asset, as long as the mix in the overall risk profile for the company’s portfolio remains in the low to moderate range. The 96 MW Kent Hills wind farm is being built with a 25-year PPA contracted with New Brunswick Power, while the 66 MW Blue Trail wind farm is being built on a merchant-basis in Alberta. The Kent Hills project secured more certain long-term prices and returns while the Blue Trail wind farm allows TransAlta to take advantage of the expected strength in the Alberta power market and the new carbon offset market. The Keephills 3 project was entered into on a merchant basis as it was replacing the merchant exposure in the Alberta market from the Wabamum plant that is being shut down in 2010.

Financial Strength – TransAlta believes that a strong balance sheet, investment grade credit rating and stable cash flows are critical to its long-term success. These factors provide TransAlta with the flexibility required to react appropriately within a dynamic long-cycle, capital-intensive industry by maximizing access to capital markets and lowering borrowing costs. Maintaining a strong balance sheet and an investment grade rating also gives TransAlta the flexibility to negotiate long-term contracts with a broad base of creditworthy customers. In addition, a strong balance sheet is of vital importance to the company’s energy trading business (which generated approximately $55 million in gross margins in 2007) because energy trading market participants generally require counterparties to have an investment grade rating. In addition to the incremental income it generates, the energy trading business is critical to TransAlta’s ability to understand the pricing dynamics in its markets and how best to contract its power assets to generate consistent shareholder returns. TransAlta’s financial strategy also permits it to fund on-going sustaining capital requirements, invest in new assets and return capital to shareholders in the form of dividends and share repurchases.

Disciplined Approach to Capital Allocation – TransAlta takes a disciplined approach to capital allocation and evaluating growth opportunities and will only pursue those that are expected to exceed pre-determined return thresholds that compare favourably to the company’s cost of capital. TransAlta maintains the view that continued financial discipline is critical to the company’s ability to create value, capitalize on opportunities and manage industry cyclicality. TransAlta is committed to creating shareholder value by striking an effective balance between capital investment, dividends and share repurchases, as well as by evaluating opportunities to optimize its portfolio of assets.

TransAlta’s growth initiatives are focused in its core western U.S. and Canadian markets and in fuels and technologies that it best understands, such as thermal, renewable, and natural gas co-generation. TransAlta currently has three growth projects underway: the 96 MW Kent Hills wind facility in New Brunswick, the 450 MW Keephills 3 thermal facility in Alberta (a 50:50 joint venture with EPCOR), and the 66 MW Blue Trail wind facility in Alberta. Undertaking these projects is consistent with TransAlta’s low to moderate risk profile. The company’s $1.1 billion investment in these projects will provide shareholders with stable long-term cash returns well in excess of the company’s cost of capital. All three projects are running on schedule and on budget. To mitigate risk, TransAlta has, to the extent possible, secured equipment contracts that fix costs and provide for warranties and long-term service arrangements. Further, the company has reduced its construction risk exposure on its wind projects by acting as the general contractor and using its own construction personnel. With respect to Keephills 3, the company has minimized its risks by partnering in a 50:50 joint venture with EPCOR, an arrangement similar to that used in the successful development of Genesee 3. TransAlta is also using the same engineering and design as were used on Genesee 3, as well as the same equipment suppliers, engineers and construction contractors. The company has unit rate labour agreements in place to minimize exposure to labour cost escalation, protect TransAlta from productivity risk and maintain a safe construction environment.

Maintaining strong corporate governance practices is also fundamental to TransAlta’s long-term business strategy. The Board is dedicated and independent, and derives its strength from the backgrounds, diversity, skills and experience of its members. Directors are selected for a variety of qualities, including integrity, solid business judgment, familiarity with TransAlta’s industry, business, financial, corporate governance and/or professional expertise, and international experience.

TransAlta is committed to transparency and to sound corporate governance practices. The Board is responsible for the stewardship of TransAlta, establishing the key policies and standards for the company, including policies for the assessment and management of its risks. For six years in a row, the Globe and Mail has recognized TransAlta as one of the best governed corporations in Canada (including ranking it 7th out of 190 companies in 2007), and the top company in the utility sector for corporate governance. Ten out of TransAlta’s 11 directors are independent of management and six have joined the Board within the past five years. To ensure that the Board operates in a manner that is independent of management:

•	the roles of Chair and Chief Executive Officer are separate; an independent director, Donna Soble Kaufman, is Chair of the Board;

•	all Board committees consist solely of independent directors and have access to the resources required to operate independently of management; and

•	the independent directors regularly meet separately from the management director.

Over the past several years, the Board has sought to further strengthen its ranks by adding a number of new members with significant experience in the power, energy, and financial services industries.

For detailed biographies of each member of the Board, see “Nominees for Election to the Board of Directors” in the accompanying Management Proxy Circular.

Our Outlook for the Future

While we are always striving to do better, our ability to execute the strategy outlined above has served TransAlta and its shareholders very well over the past several years.

Looking ahead, your company is well positioned and expects to deliver low double-digit earnings per share growth, increase cash flows and create additional shareholder value. By building on our strong balance sheet and strategic asset base, we can continue to drive earnings and cash flow higher, invest in much needed power capacity in our core western markets, meet the carbon challenge through investment in new technologies, and return capital to shareholders through share repurchases and a sustainable and growing dividend.

As a shareholder, you have the right to vote your shares on all the items that come before the meeting, such as electing directors for the coming year and appointing auditors.

These are important matters that require your attention. If you have questions or would like assistance in completing your proxy form, please contact TransAlta’s information agent, Georgeson, at toll free in North America at 1-866-725-6571, or collect for international calls at 1-212-440-9800.

As always, we appreciate your support and look forward to seeing you at this year’s annual meeting. If you cannot attend the meeting in person, you are invited to view a live webcast of the meeting at www.transalta.com.

Sincerely,

Donna Soble Kaufman	Steve Snyder
Chair of the Board of Directors	President and Chief Executive Officer

This letter may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. All forward-looking statements are based on our beliefs and assumptions based on information available at the time the assumption was made. These statements are not guarantees of future performance and actual results may differ materially from those contemplated by the forward-looking statements. For a complete description of our risks, please refer to our 2007 annual management discussion and analysis.

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